February 14, 2019

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:
Request to Withdraw (i) Post-Effective Amendment No. 2 to Registration Statement on Form S-1(File No. 333-208676); (ii) Post-Effective Amendment No. 3 to Registration Statement onForm S-1 (File No. 333-208676); (iii) Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-195263); and (iv) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-195263)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), SANUWAVE Health, Inc. (the “Registrant”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced (i) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-208676), originally filed with the Commission on July 2, 2018; (ii) Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-208676), originally filed with the Commission on September 14, 2018; (iii) Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-195263), originally filed with the Commission on July 2, 2018; and (iv) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-195263), originally filed with the Commission on September 14, 2018 (collectively, the “Post-Effective Amendments to Registration Statements”).

The Registrant is requesting to withdraw the Post-Effective Amendments to Registration Statements because the Registrant’s reliance on Rule 457(p) of the Act in footnote 5 to the fee table in the amendment to the Registration Statement on Form S-1 (File No. 333-213774) filed September 23, 2016 effected a de-registration of the shares under the Registration Statement on Form S-1 (File No. 333-208676). Similarly, the Registrant’s reliance on Rule 457(p) of the Act in footnote 5 to the fee table in the amendment to the Registration Statement (File No. 333-208676) filed September 14, 2018 effected a de-registration of the shares under the Registration Statement on Form S-1 (File No. 333-195263). The Company recognizes that the Post-Effective Amendments to Registration Statements are therefore duplicative. The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Post-Effective Amendments to Registration Statements. No securities were sold in connection with the Post-Effective Amendments to Registration Statements.

Should you have any questions regarding this matter, please do not hesitate to contact counsel to the Registrant, Murray Indick and Dave Lynn, at (415) 268-7096 and (202) 778-1603, respectively.

Very truly yours,

SANUWAVE Health, Inc.

By:	/s/ Lisa Sundstrom
Name:	Lisa Sundstrom
Title:	Controller and Chief Financial Officer